MEMORANDUM OF CHANGES
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 290

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 290 on April 10, 2001. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

     Pages 2-3. The "Summary of Essential Financial Information" and "Fee Table"
                sections have been completed.

     Pages 4-7. Certain revisions have been made and the "Portfolio" and the notes thereto has been completed.

     Pages 8-12. The descriptions of the portfolio securities have been completed.

     Pages 13-14. The Report of Independent Certified Public Accountants and
                  Statement of Condition have been completed.



                                                              FILE NO. 333-57648
                                                                    CIK #1123058


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


     A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 290

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

     D.   Name and complete address of agents for service:

CHAPMAN AND CUTLER              VAN KAMPEN FUNDS INC.
Attention:  Mark J. Kneedy      Attention:  A. Thomas Smith III, General Counsel
111 West Monroe Street          One Parkview Plaza
Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181


     E. Title of securities being registered: Units of undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:


             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

         / X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on April 10, 2001 pursuant to Rule 487.




                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.



SELECT GROWTH TRUST, APRIL 2001 SERIES

--------------------------------------------------------------------------------

   Van Kampen Focus Portfolios, Series 290 includes the unit investment trust described above (the "Trust"). The Trust seeks to increase the value of your Units by investing primarily in a diversified portfolio of common stocks of some of the most widely held and well-capitalized companies in the United States. Of course, we cannot guarantee that the Trust will achieve its objective.













                                 APRIL 10, 2001

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.



--------------------------------------------------------------------------------
 The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.



                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                 APRIL 10, 2001

PUBLIC OFFERING PRICE
Aggregate value of Securities per Unit (1) ................ $         9.62
Sales charge ..............................................           0.38
Public offering price per Unit (2) ........................ $        10.00

TRUST INFORMATION
Initial number of Units (3) ...............................         15,028
Aggregate value of Securities (1) ......................... $      144,569
Estimated initial distribution per Unit (June 2001)(4) .... $          .02
Estimated annual dividends per Unit (4) ................... $       .11697
Redemption price per Unit (5) ............................. $         9.62

GENERAL INFORMATION
Initial Date of Deposit ................................... April 10, 2001
Mandatory Termination Date ................................ July 7, 2006
Record Dates .............................................. Tenth day of March, June,
                                                            September and December
Distribution Dates ........................................ Twenty-fifth day of March,
                                                            June, September and December


--------------------------------------------------------------------------------

(1) Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

(2) You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to the Trust, federal and state registration fees and costs, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Trust at the end of the initial offering period or six months following the Initial Date of Deposit (whichever is earlier). The estimated amount is described on the next page. The Public Offering Price will include any accumulated dividends or cash in the Income or Capital Accounts.

(3) The number of Units may be adjusted so that the Public Offering Price per Unit equals $10 as of the close of the New York Stock Exchange on the Initial Date of Deposit. The number of Units and fractional interest of each Unit will increase or decrease to the extent of any adjustment.

(4) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".

(5) The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period. See "Rights of Unitholders--Redemption of Units".



                                    FEE TABLE


     TRANSACTION FEES (AS % OF OFFERING PRICE)
     Maximum sales charge (1)..............................          3.80%
                                                                ==========
     Maximum sales charge on reinvested dividends..........          0.00%
                                                                ==========


     ESTIMATED ORGANIZATIONAL COSTS PER UNIT (2)...........    $   0.03673
                                                                ==========
     ESTIMATED ANNUAL EXPENSES PER UNIT
     Trustee's fee and operating expenses..................    $   0.01253
     Evaluation fees.......................................    $   0.00250
     Supervisory fees......................................    $   0.00250
                                                                ----------
     Estimated annual expenses per Unit....................    $   0.01753
                                                                ==========
     ESTIMATED COSTS OVER TIME
     One year..............................................    $        44
     Three years...........................................    $        48
     Five years............................................    $        52
     Life of Trust.........................................    $        53


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest your Trust distributions at the end of each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".

--------------------------------------------------------------------------------

(1) The sales charge is equivalent to 3.950% of the aggregate value of the Securities. A reduced sales charge applies to transactions involving $25,000 or more.

(2) You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Trustee will deduct the actual amount of these expenses from your Trust at the end of the initial offering period.


SELECT GROWTH TRUST

   The Trust seeks to increase the value of your Units over time by investing primarily in some of the most widely held and well-capitalized companies in the United States. In selecting the Securities, Edward D. Jones & Co., L.P. considered companies recognized as leaders in their respective industries, diversification across a broad range of economic sectors seeking to manage the inherent risk associated with stocks, and companies in a position to benefit from worldwide growth. Investing in blue chip stocks may provide the potential for capital appreciation and dividend income. Equities have historically outperformed other investments, such as Treasury bills and government bonds over the long term.
   Many of the blue chip companies in the Trust are considered industry leaders in their respective markets. These companies are typically well-managed, financially strong and proven performers. As large corporations, they also share several characteristics: leading market share in their industry; diversified line of products and/or services; well-capitalized; research and development prowess providing new high-quality products; and large advertising budgets capable of producing consistent sales.
   Companies that demonstrate both worldwide business prospects and a dominant position in a particular industry may have a distinct competitive advantage. Such companies are targeted by the Trust. Although the world economy may be more interconnected than ever before, not all regions of the world have the same economic environment. Consequently, a company that provides products and services in several countries can often weather difficult periods in one geographic region while gaining business in another. The Trust offers a broad base of companies whose goods and services are used worldwide, which may help reduce overall investment risk.

   The Trust seeks to benefit from wide diversification. Companies included in the Trust cover several industry sectors and offer many products and services. These sectors and products include:

     o    Basic Materials-- chemical, natural resources and industrial products

     o    Capital Goods/Industrials -- machine tools

     o Communication Services-- long distance, local and cellular communications products and services

     o Consumer Cyclicals and Consumer Staples-- food, household and entertainment products

     o    Energy-- oil, natural gas and fossil fuels

     o    Financial Services-- insurance and investment products and services

     o    Health Care-- HMOs, medical devices and pharmaceuticals

     o    Technology-- computer software, hardware and Internet products

   Of course, we cannot guarantee that the Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.



PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT               COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND              SECURITIES
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)             TO TRUST (2)
-----------      ----------------------------------------   -------------       ----------          -------------
                 BASIC MATERIALS
         69        Du Pont (E. I.) de Nemours and Company   $      43.460            3.22%          $    2,998.74
                 CAPITAL GOODS/INDUSTRIALS
         48        Emerson Electric Company                        62.200            2.46                2,985.60
         50        Illinois Tool Works, Inc.                       59.600            1.34                2,980.00
         45        Johnson Controls, Inc.                          67.760            1.83                3,049.20
                 COMMUNICATION SERVICES
         70        SBC Communications, Inc.                        43.350            2.36                3,034.50
        137        Sprint Corporation (PCS Group)                  22.000            0.00                3,014.00
+       101        Vodafone Group PLC                              29.800            0.67                3,009.80
        158        WorldCom, Inc.                                  19.010            0.00                3,003.58
                 CONSUMER CYCLICALS
         70        Home Depot, Inc.                                42.190            0.38                2,953.30
         87        Interpublic Group of Companies, Inc.            35.300            1.08                3,071.10
        159        Leggett & Platt, Inc.                           18.630            2.58                2,962.17
         59        Wal-Mart Stores, Inc.                           50.300            0.56                2,967.70
                 CONSUMER STAPLES
        153        Charter Communications, Inc.                    19.800            0.00                3,029.40
         96        Clorox Company                                  30.910            2.72                2,967.36
         57        Colgate-Palmolive Company                       52.100            1.21                2,969.70
        113        McDonald's Corporation                          26.690            0.81                3,015.97
         72        PepsiCo, Inc.                                   41.500            1.35                2,988.00
        106        Walt Disney Company                             28.600            0.73                3,031.60
                 ENERGY
+        58        BP Amoco Plc                                    51.700            2.44                2,998.60
         36        Exxon Mobil Corporation                         82.510            2.13                2,970.36
+        53        Royal Dutch Petroleum Company                   57.200            2.05                3,031.60
                 FINANCIAL SERVICES
         81        American Express Company                        37.130            0.86                3,007.53
         39        American International Group, Inc.              76.180            0.19                2,971.02
         59        Bank of America Corporation                     50.600            4.43                2,985.40
         70        Citigroup, Inc.                                 42.830            1.31                2,998.10
         38        Fannie Mae                                      79.630            1.51                3,025.94
         94        First Union Corporation                         32.000            3.00                3,008.00
         33        State Street Corporation                        91.700            0.83                3,026.10
         66        Wells Fargo & Company                           45.960            2.09                3,033.36
                 HEALTH CARE
         63        Abbott Laboratories                             48.420            1.73                3,050.46
         52        Bristol-Myers Squibb Company                    58.500            1.88                3,042.00
         33        Johnson & Johnson                               91.240            1.40                3,010.92
         39        Merck & Company, Inc.                           78.000            1.74                3,042.00
         72        Pfizer, Inc.                                    41.970            1.05                3,021.84
         85        Schering-Plough Corporation                     36.040            1.55                3,063.40

PORTFOLIO (CONTINUED)
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT               COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND              SECURITIES
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)             TO TRUST (2)
-----------      ----------------------------------------   -------------       ----------          -------------
                 TECHNOLOGY
         79        Applied Materials, Inc.                  $      38.830             0.00%         $    3,067.57
         57        Automatic Data Processing, Inc.                 53.100            0.77                3,026.70
+       121        Celestica, Inc.                                 24.950            0.00                3,018.95
        184        Compaq Computer Corporation                     16.110            0.62                2,964.24
        121        Dell Computer Corporation                       24.890            0.00                3,011.69
        132        Intel Corporation                               23.200            0.34                3,062.40
         53        Microsoft Corporation                           57.160            0.00                3,029.48
+       125        Nokia Oyj                                       24.170            0.87                3,021.25
+       234        Nortel Networks Corporation                     12.970            0.58                3,034.98
        216        Oracle Corporation                              14.050            0.00                3,034.80
        110        Texas Instruments, Inc.                         27.510            0.31                3,026.10
                 UTILITIES
        100        Mirant Corporation                              30.000            0.00                3,000.00
         72        Williams Companies, Inc.                        41.000            1.46                2,952.00
-----------                                                                                         -------------
      4,225                                                                                         $  144,568.51
===========                                                                                         =============

See "Notes to Portfolio".



NOTES TO PORTFOLIO


(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on April 9, 2001 and have a settlement date of April 12, 2001 (see "The Trust").

(2) The market value of each Security is based on the closing sale price as of the close of the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                        PROFIT
                             COST TO                   (LOSS) TO
                             SPONSOR                    SPONSOR
                          ------------                ----------
                           $  144,569                  $   --


     "+"  indicates that the stock is issued by a foreign company.


(3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the close of trading on the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.



   THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.

   Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

   American Express Company. American Express Company, through its subsidiaries, provides travel-related, financial advisory, and international banking services around the world. The company's products include the American Express Card, the Optima Card, and American Express Travelers Cheque.

   American International Group, Inc. American International Group, Inc., through its subsidiaries, provides a variety of insurance and insurance-related services in the United States and overseas. The company writes property and casualty and life insurance, as well as provides financial services.

   Applied Materials, Inc. Applied Materials, Inc. develops, manufactures, markets, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. The company's customers include semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers.

   Automatic Data Processing, Inc. Automatic Data Processing, Inc. provides computerized transaction processing, data communications, software, and information services. The company also provides payroll services and human resource information systems, as well as offers securities transaction processing and investor communications services.

   Bank of America Corporation. Bank of America Corporation is a bank holding company and a financial holding company. The company provides a diversified range of banking and nonbanking financial services and products both domestically and internationally. The company provides consumer and commercial banking, asset management, global corporate and investment banking, and equity investments.

   BP Amoco Plc. BP Amoco Plc is an oil and petrochemicals company. The company explores for and produces oil and natural gas: refines, markets, and supplies petroleum products: generates solar energy: and manufactures and markets chemicals. BP Amoco's chemicals include terephthalic acid, acetic acid, acrylonitrile, ethylene and polyethylene. The company has operations in over 100 countries.

   Bristol-Myers Squibb Company. Bristol-Myers Squibb Company is a diversified worldwide health and personal care company that manufactures medicines and other products. The company's products include therapies for various diseases and disorders, consumer medicines, orthopedic devices, ostomy care, wound management, nutritional supplements, infant formulas, and hair and skin care products.

   Celestica, Inc. Celestica, Inc. designs and manufactures electronic components. The company's products and services include design, prototyping, printed circuit assembly, full system assembly, power converters, memory packages and repair services. Celestica markets its products and services to original equipment manufacturers, primarily in the computer and communications sector.

   Charter Communications, Inc. Charter Communications, Inc. operates cable television systems in the United States. The company offers a full range of traditional cable television services, as well as digital cable television services to customers in some of its systems.

   Citigroup, Inc. Citigroup, Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The company's services include investment banking, retail brokerage, corporate banking, and cash management products and services.

   Clorox Company. Clorox Company produces and markets non-durable consumer products sold primarily through grocery and other retail stores. The company's principal products include household cleaning and bleach products, charcoal, cat litter, automotive care products, dressings, and trash bags. Clorox markets its products in the United States and other countries around the world.

   Colgate-Palmolive Company. Colgate-Palmolive Company is a consumer products company that markets its products throughout the world. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid, and laundry products, among others. Colgate-Palmolive's products are sold under brand names such as Colgate, Palmolive, Mennen, Ajax, and Science Diet.

   Compaq Computer Corporation. Compaq Computer Corporation, an information technology company, develops and markets hardware, software, solutions, and services. The company's products and solutions include enterprise computing solutions, fault-tolerant business-critical solutions, networking and communication products, commercial desktop and portable products, and consumer personal computers.

   Dell Computer Corporation. Dell Computer Corporation designs, develops, manufactures, markets, services, and supports a variety of computer systems. Computer systems include desktop computer systems, notebook computers, workstations, network servers, and storage products. The company sells its products and services to corporate, government, healthcare, and education customers, as well as individuals.

   Du Pont (E.I.) de Nemours and Company. Du Pont (E.I.) de Nemours and Company is a global chemical and life sciences company, with businesses in high-performance materials, specialty chemicals, pharmaceuticals, and biotechnology. The company sells its products to the transportation, textile, construction, automotive, agricultural, hybrid seeds, nutrition and health, pharmaceuticals, packaging, and electronics markets.

   Emerson Electric Company. Emerson Electric Company manufactures and markets electrical, electromechanical, and electronic products and systems. The company produces a variety of products, including process control, industrial automation, electronics, appliance components, and electric motors. Emerson sells its products around the world.

   Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

   Fannie Mae. Fannie Mae buys and holds mortgages, and issues and sells guaranteed mortgage-backed securities to facilitate housing ownership for low to middle-income Americans. The company was chartered by the United States Congress, but went public in 1970.

   First Union Corporation. First Union Corporation is a multi-bank holding company operating in the eastern United States. The company provides a wide range of commercial and retail banking and trust services. First Union also provides other financial services, including mortgage banking, credit card, investment banking, investment advisory, home equity lending, leasing, insurance, and securities brokerage.

   Home Depot, Inc. Home Depot, Inc. sells building materials and home improvement products. The company's stores sell plumbing, heating and electrical supplies, lumber, floor and wall coverings, hardware, tools, paint, and lawn and garden products. Home Depot operates in North and South America.


   Illinois Tool Works, Inc. Illinois Tool Works, Inc. designs and manufactures fasteners and components, equipment and consumable systems, and a variety of specialty products and equipment. The company's products include industrial fluids and adhesives, tooling for specialty applications, welding products, and quality measurement equipment and systems. Illinois Tool Works operates worldwide.

   Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

   Interpublic Group of Companies, Inc. Interpublic Group of Companies, Inc. is an organization of advertising agencies and marketing service companies. The company operates globally in the sectors of advertising, independent media buying, direct marketing, healthcare communications, interactive consulting services, marketing research, promotions, experiential marketing, public relations, and sports marketing.

   Johnson & Johnson. Johnson & Johnson manufactures healthcare products and provides related services. The company sells its products to the consumer, pharmaceutical, and professional markets in countries around the world. Johnson & Johnson's consumer products include Band-Aid adhesive bandages, Tylenol acetaminophen products, Johnson's baby products, and Stayfree sanitary products, among others.

   Johnson Controls, Inc. Johnson Controls, Inc. markets automotive systems and building controls. The company supplies seating systems, interior systems, and batteries. Johnson Controls also provides building control systems and services, energy management, and integrated facility management.

   Leggett & Platt, Inc. Leggett & Platt, Inc. manufactures a wide range of engineered products. The company's products include components for bedding, furniture, and other residential furnishings, as well as office and institutional furnishings components, retail store fixtures, and displays. Leggett also manufactures die castings and custom tooling, as well as drawn wire and other products.

   McDonald's Corporation. McDonald's Corporation develops, operates, franchises and services a worldwide system of restaurants. These restaurants prepare, assemble, package and sell a limited menu of quickly-prepared, moderately-priced foods. The company operates restaurants in the United States and worldwide. Food items include hamburgers, chicken, salads, breakfast foods, and beverages.

   Merck & Company, Inc. Merck & Company, Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. The company also provides pharmaceutical benefit services. Merck's products include Zocor, a treatment for elevated cholesterol, Pepcid anti-ulcerant, Primaxin antibiotic, and Propecia, a treatment for male pattern hair loss.

   Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

   Mirant Corporation. Mirant Corporation provides electricity and energy-related products and services throughout the world. The company owns and operates power production and delivery facilities. Mirant also markets energy and energy-linked commodities and manages the risk associated with market price fluctuations.


   Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones and networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company markets its products and services worldwide.

   Nortel Networks Corporation. Nortel Networks Corporation is an Internet and communications provider with capabilities spanning optical, wireless, local Internet, and electronic business. The company serves carrier, service provider, and enterprise customers around the world. Nortel provides access products, business applications and services, data, Internet, and other products and services.

   Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, PCs, workstations, minicomputers, mainframes, and massively parallel computers.

   PepsiCo, Inc. PepsiCo, Inc. operates worldwide soft drink, juice, and snack food businesses. The company manufactures, sells, and distributes beverages such as Pepsi-Cola, Slice, and Tropicana Pure Premium, as well as snack foods such as LAY'S potato chips, DORITOS tortilla chips, and Rold Gold pretzels. PepsiCo owns the international rights to the brand Seven-Up.

   Pfizer, Inc. Pfizer, Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

   Royal Dutch Petroleum Company. Royal Dutch Petroleum Company owns 60% of the Royal Dutch/Shell Group of companies. Through this interest, the company explores for, produces, refines, and markets petroleum products, manufactures chemicals, mines coal and non-ferrous metals, and produces solar cells. Royal Dutch operates in approximately 135 countries.

   SBC Communications, Inc. SBC Communications, Inc. provides communications services in the United States and in other countries. The company provides local and long-distance phone service, wireless and data communications, paging, Internet access and messaging cable and satellite television, security services, and telecommunications equipment. SBC also provides directory advertising and publishing.

   Schering-Plough Corporation. Schering-Plough Corporation is a world-wide pharmaceutical company that discovers and markets new therapies and treatment programs. The company's core product groups include allergy/respiratory, anti-infective/anti-cancer, dermatologicals, and cardiovasculars, as well as an animal health business. Schering-Plough also conducts health management programs and sells other consumer products.

   Sprint Corporation (PCS Group). Sprint Corporation (PCS Group) operates a 100% digital, 100% personal cellular communication system (PCS) nationwide wireless network in the United States. The company currently serves the United States, Puerto Rico and the US Virgin Islands.

   State Street Corporation. State Street Corporation services institutional investors and manages financial assets worldwide. The company's products and services include custody, accounting, administration, daily pricing, international exchange services, cash management, financial asset management, securities lending, and investment advisory services.

   Texas Instruments, Inc. Texas Instruments, Inc. is a global semiconductor company that designs and supplies digital signal processing and analog technologies. The company also operates materials and controls and educational and productivity solutions businesses. Texas Instruments has manufacturing or sales operations in countries around the world.

   Vodafone Group Plc. Vodafone Group Plc provides mobile telecommunications services. The company supplies customers with digital and analogue cellular telephone, paging and mobile data and Internet services. The Group, via a 50% joint venture with VivendiNet, operates the `VIZZAVI' brand Internet portal company in Europe. Vodafone has agreements in over 100 countries and across 230 networks.

   Wal-Mart Stores, Inc. Wal-Mart Stores, Inc. operates discount stores and Supercenters, as well as Sam's Clubs. The company's Wal-Mart discount stores and Supercenters offer merchandise such as apparel, housewares, small appliances, electronics, and hardware. Wal-Mart operates in the United States, Canada, Argentina, Brazil, Germany, Mexico, and Puerto Rico, as well as joint ventures in China and Korea.

   Walt Disney Company. Walt Disney Company, an entertainment company, conducts operations in media networks, studio entertainment, theme parks and resorts, consumer products, and Internet and direct marketing. The company produces motion pictures, television programs, and musical recordings, as well as publishes books and magazines. Disney also operates ABC radio and television and theme parks.

   Wells Fargo & Company. Wells Fargo & Company is a diversified financial services company providing banking, insurance, investments, mortgage, and consumer finance. The company operates through physical stores, the Internet and other distribution channels across North America and elsewhere internationally.

   Williams Companies, Inc. Williams Companies, Inc. transports natural gas and provides energy and also communications services. The company owns and operates interstate natural gas pipelines, as well as explores for and produces oil and gas through ownership of natural gas reserves. Williams Communications Group owns a telecommunications fiber optic network, and provides data, voice, and video transmission.

   WorldCom, Inc. WorldCom, Inc. provides a broad range of communications, outsourcing, and managed network services worldwide. The company provides long distance, local, and wireless communications, including voice, data, Internet, and international services.





               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

      To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 290:
      We have audited the accompanying statement of condition and the related portfolio of Van Kampen Focus Portfolios, Series 290 as of April 10, 2001. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.
      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 290 as of April 10, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   April 10, 2001



                             STATEMENT OF CONDITION
                              AS OF APRIL 10, 2001

INVESTMENT IN SECURITIES
Contracts to purchase Securities (1) ..............................     $144,569
                                                                        --------
     Total ........................................................     $144,569
                                                                        ========

LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
     Organizational costs (2) .....................................     $    552
Interest of Unitholders--
     Cost to investors (3) ........................................      150,280
     Less: Gross underwriting commission and organizational
         costs (2)(3) .............................................        6,263
                                                                        --------
         Net interest to Unitholders (3) ..........................      144,017
                                                                        --------
         Total ....................................................     $144,569
                                                                        ========

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(1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by an irrevocable letter of credit which has been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period or six months after the Initial Date of Deposit (whichever is earlier) to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering-- Offering Price".






THE TRUST
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   The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Edward D. Jones & Co., L.P. ("Edward Jones"), as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.
   The Trust offers the opportunity to purchase Units representing proportionate interests in a portfolio of actively traded equity securities. The Trust may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually.
   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trust. Unless otherwise terminated as provided in the Trust Agreement, the Trust will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" and any additional securities deposited into the Trust.
   Additional Units may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by the Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into the Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trust's portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trust will pay the associated brokerage or acquisition fees.
   Each Unit initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
   The Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
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   The objective of the Trust is to provide capital appreciation by investing primarily in a portfolio of actively traded equity securities of some of the most widely held and well-capitalized companies in the United States. We cannot guarantee that the Trust will achieve its objective. The Securities were selected by Edward Jones. In selecting the Securities, Edward Jones considered the factors described under "Select Growth Trust".
   Edward Jones uses the list of Securities in its independent capacity as an investment adviser and distributes this information to various individuals and entities. Edward Jones may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price the Trust pays for the Securities and the price received upon Unit redemptions or Trust termination.
   Edward Jones has acquired or may acquire the Securities for the Sponsor and may benefit from doing so. Edward Jones acts as agent or principal in connection with the purchase and sale of equity securities, including the Securities, and may act as a market maker in the Securities. Edward Jones also issues reports and makes recommendations on the Securities. Edward Jones's research department may receive compensation based on commissions generated by research and/or sales of Units.
   You should note that Edward Jones applied the selection criteria to the Securities for inclusion in the Trust prior to the Initial Date of Deposit. After the initial selection, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from the portfolio.

RISK FACTORS
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   PRICE VOLATILITY. The Trust invests in common stocks. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of common stocks sometimes moves up or down rapidly and unpredictably. Because the Trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time.
   DIVIDENDS. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.
   CONSUMER PRODUCTS COMPANIES. The Trust includes a concentration in issuers within the consumer goods industry. Any negative impact on this industry could have a greater impact on the value of Units. These companies face risks due to cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, products liability litigation, extensive competition, foreign tariffs, foreign exchange rates, transportation costs, the cost of raw materials, unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. Because the economic health of consumers greatly impacts these companies, recession or tightening of consumer credit or spending could adversely affect these issuers. All of these factors can have a negative impact on the value of your Units.
   NO FDIC GUARANTEE. An Investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
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   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the sales charge, and cash, if any, in the Income and Capital Accounts. The maximum sales charge assessed to each Unitholder is 3.80% of the Public Offering Price (3.950% of the aggregate value of the Securities). A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Trust, including the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents, federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses). Beginning on April 10, 2002, the secondary market sales charge will reduce by 0.5% on each April 10 to a minimum of 2.30%. The initial offering period sales charge is reduced as follows:


       AGGREGATE
     DOLLAR AMOUNT
   OF UNITS PURCHASED*                    SALES CHARGE
   -------------------                    ------------
   $25,000 - $249,999                          2.80%
   $250,000 - $999,999                         2.20
   $1,000,000 or more                          1.60

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*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent.The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).
   During the initial offering period of the Trust offered in this prospectus unitholders of any other Van Kampen-sponsored unit investment trusts may utilize their redemption or termination proceeds to purchase Units of the Trust offered in this prospectus at the Public Offering Price per Unit less 1%.
   A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the sales charge that is retained by the Sponsor. Please refer to the section called "Wrap Fee and Advisory Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their spouses or children under 21 and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
   The minimum purchase is 200 Units but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.
   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate in U.S. dollars as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities, taken as a whole, which are represented by the Units.
   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of 65% of the applicable sales charge.
   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trust offered in this prospectus, the total concession or agency commission will amount to 2.00% per Unit. For all secondary market transactions the total concession or agency commission will amount to 65% of the applicable sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
   Broker-dealers of the Trust, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.
   SPONSOR AND OTHER COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Edward Jones will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of 3.00%. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained Edward Jones. In maintaining a secondary market, Edward Jones will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   An affiliate of the Sponsor may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities. An affiliate may act as a specialist or market marker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. The Trustee will notify the Sponsor of any tendered of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
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   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

WRAP FEE AND ADVISORY ACCOUNTS
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   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Trust's Sponsor, Van Kampen Funds Inc. This table illustrates the transaction fees you will pay as a percentage of the public offering price per Unit if you purchase Units through the Underwriter in these accounts.

       Fee paid to broker on purchase          0.00%
       Sponsor retention                       0.80
                                              ------
              Total                            0.80%
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   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts.

RIGHTS OF UNITHOLDERS
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   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Trust will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. You may also reinvest distributions in certain Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".
   Dividends received by a Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.
   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.
   In addition, under the Guaranteed Reinvestment Option Unithholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trust. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.
   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.
   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.
   Unitholders tendering 2,500 or more Units of the Trust for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the five business days prior to the Trust's termination. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.
   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) the accrued expenses of the Trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate in U.S. dollars as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   CERTIFICATES. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by the Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

TRUST ADMINISTRATION
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   PORTFOLIO ADMINISTRATION. The Trust is not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by the Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.
   When your Trust sells Securities, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of the Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.
   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.
   TERMINATION. The Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. The Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination during a period beginning nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trust. See "Additional Information".
   LIMITATIONS ON LIABILITIES. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.
   SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Trust. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified time periods on other similar trusts (which may show performance net of expenses and charges which the Trust would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trust. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolio is not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

TAXATION
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   The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of the Trust. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code")). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security in the Trust is equity for federal income tax purposes.
   In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:
   1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security asset when such income is considered to be received by the Trust.
   2. A Unitholder will be considered to have received all of the dividends paid on his or her pro rata portion of each Security when such dividends are received by the Trust. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested.
   3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchase his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to a Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.
   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain, except in the case of a dealer or a financial institution. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.
   DIVIDENDS RECEIVED DEDUCTION. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.
   LIMITATIONS ON DEDUCTIBILITY OF TRUST EXPENSES BY UNITHOLDERS. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their own tax advisers regarding the deductibility of Trust expenses.
   RECOGNITION OF TAXABLE GAIN OR LOSS UPON DISPOSITION OF SECURITIES BY THE TRUST OR DISPOSITION OF UNITS. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.
   For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property held for more than five years.
   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions". Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.
   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust including his pro rata portion of all Securities represented by a Unit.
   The Code includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not of loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.
   SPECIAL TAX CONSEQUENCES OF IN KIND DISTRIBUTIONS UPON REDEMPTION OF UNITS OR TERMINATION OF THE TRUST. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution. A Unitholder may also under certain circumstances request an in kind distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units. As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving whole shares of stock plus, possibly, cash.
   The potential tax consequences that may occur under an in kind distribution with respect to each Security held by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of such Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Trust.
   Because the Trust will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.
   COMPUTATION OF THE UNITHOLDER'S TAX BASIS. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for the Units, generally including sales charge. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.
   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.
   GENERAL. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.
   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.
   It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The Code imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.
   At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.
   In the opinion of special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.
   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

TRUST OPERATING EXPENSES
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   GENERAL. The fees and expenses of the Trust will accrue on a daily basis. The fees and expenses are generally paid out of the Capital Account of the Trust. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.
   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to the Trust, federal and state registration fees and costs, the initial fees and expenses of the Trustee and legal and auditing expenses. The public offering price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from the Trust's assets at the end of the initial offering period.
   TRUSTEE'S FEE. For its services the Trustee will receive the fee from the Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.
   COMPENSATION OF SPONSOR, SUPERVISOR AND EVALUATOR. The Evaluator, which is an affiliate of the Sponsor, will receive the annual fee for portfolio evaluation services set forth in the "Fee Table". The Supervisor will receive the annual fee for portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to the Trust but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust,
(b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Trust,
(i) any offering costs incurred after the end of the initial offering period and
(j) expenditures incurred in contacting Unitholders upon termination of the Trust. The Trust may pay the cost of updating its registration statement each year.

OTHER MATTERS
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   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.
   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statement of condition and the related portfolio included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Trust with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trust. Information about your Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

                   TABLE OF CONTENTS

        TITLE                                     PAGE
        -----                                     ----
   Summary of Essential Financial Information..      2
   Fee Table...................................      3
   Select Growth Trust.........................      4
   Notes to Portfolio..........................      7
   The Securities..............................      8
   Report of Independent Certified
      Public Accountants.......................     13
   Statement of Condition .....................     14
   The Trust...................................    A-1
   Objectives and Securities Selection.........    A-1
   Risk Factors................................    A-2
   Public Offering.............................    A-2
   Retirement Accounts.........................    A-6
   Wrap Fee and Advisory Accounts..............    A-6
   Rights of Unitholders.......................    A-6
   Trust Administration........................    A-8
   Taxation....................................   A-10
   Trust Operating Expenses....................   A-14
   Other Matters...............................   A-15
   Additional Information......................   A-15



                                                                       EMSPRO290





                                   PROSPECTUS

--------------------------------------------------------------------------------
                                 APRIL 10, 2001



                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.



                              SELECT GROWTH TRUST,
                                APRIL 2001 SERIES















                              VAN KAMPEN FUNDS INC.



                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555

              Please retain this prospectus for future reference.





                                INFORMATION SUPPLEMENT
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 290


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     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in the Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.

                                TABLE OF CONTENTS
                                                                  PAGE
     Risk Factors ................................................   2
     The Trust ...................................................   3
     Sponsor Information .........................................   3
     Trustee Information .........................................   4
     Trust Termination ...........................................   4

RISK FACTORS
     PRICE VOLATILITY. Because the Trust invests in common stocks, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in the Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time. Because the Trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments.
     DIVIDENDS. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.
   CONSUMER PRODUCT AND RETAIL ISSUERS. The Portfolio invests significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.
     LIQUIDITY. Whether or not the stocks in the Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.
     ADDITIONAL UNITS. The Sponsor may create additional Units of the Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.
     VOTING. Only the Trustee may sell or vote the stocks in the Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in the Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.
THETRUST
     Investing in common stocks may provide the potential for capital appreciation and dividend income. Common stocks have historically outperformed other investments over time. For example, one dollar invested in 1926 in the common stocks included in the Standard & Poor's 500 Index, long-term U.S. government bonds and U.S. Treasury bills would have grown to $2,910.86, $43.77 and $15.85, respectively, by March 31, 2000. Over the same time period, one dollar growing at the rate of inflation would have grown to $9.52.
     These figures do not take into consideration taxes or any sales charges, commissions or fees that an investor would incur in connection with these investments. The S&P 500 Index measures the performance of 500 stocks from 83 industrial groups. U.S. government bonds are considered long-term investments and are subject to price fluctuations. The value of long-term bonds decline as interest rates rise. Stock indices are unmanaged, statistical composites and do not include payment of any sales charges or fees an investor would pay to purchase the securities they represent. Furthermore, and investment cannot be made in an index. U.S. Treasury bills are short-term obligations of the U.S. government that are purchased at a discount and mature at face value. U.S. government securities are backed by the full faith and credit of the government. The Consumer Price Index is a statistical measure of the annual rate of inflation; it is not an investment. The historical performance is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee the future performance of any particular investment vehicle or the Trust. Securities in which the Trust invests will be different from those in these indices. Common stocks involve greater risks than government bonds and CDs, as they are more volatile and have grater potential for loss of principal.
     When reviewing any historical performance information, you should keep in mind that past performance cannot guarantee future results. Many stocks, especially those issued by technology companies, have exhibited above-average price appreciation and extreme volatility in recent years during a period of a generally rising stock market. No one can assure you that this will continue or that the performance of stocks will replicate the performance exhibited in the past.

SPONSOR INFORMATION
     Van Kampen Funds Inc. is the Sponsor of the Trust. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.
     Morgan Stanley Dean Witter & Co. is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.
     Van Kampen is one of the nation's largest investment management companies, with more than $81 billion in assets under management or supervision as of March 31, 2001. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)
     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION
     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.
     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.
     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION
     The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Securities owned by the Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.
     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities may begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of a Trust will include with such notice a form to enable Unitholders owning the minimum number of Units described in the Prospectus to request an in kind distribution of the Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the previous business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the Securities in the Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders not requesting an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts.
     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.





                       CONTENTS OF REGISTRATION STATEMENT

         This Amendment No. 1 of Registration Statement comprises the following papers and documents:

         The facing sheet
         The Prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

     1.1  Copy of Trust Agreement.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 276 (File No. 333-55546) dated March 13, 2001.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion of counsel as to the Federal income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

     4.1  Consent of Interactive Data Financial Times Information.

     4.2  Consent of Independent Certified Public Accountants.



                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 290, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235 and Series 265 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 290 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 10th day of April, 2001.

                                         Van Kampen Focus Portfolios, Series 290
                                                        By Van Kampen Funds Inc.


                                                          By Christine K. Putong
                                                          ----------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on April 10, 2001 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III        Chairman and Chief Executive Officer              )

John H. Zimmermann III       President                                         )

A. Thomas Smith III          Executive Vice President,                         )
                                General Counsel and Secretary                  )

Michael H. Santo             Executive Vice President and Chief                )
                                Operations and Technology Officer              )

                                                             Christine K. Putong
                                                          ----------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------

         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.